Page 1 of 14 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China Shen Zhou Mining & Resources, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

16942H109
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16942H109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON PN, HC

*	See Items 3, 5 and 6 below.

CUSIP No. 16942H109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON OO, HC

*	See Items 3, 5 and 6 below.

CUSIP No. 16942H109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON CO

*	See Items 3 and 6 below.

CUSIP No. 16942H109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON OO, HC

*	See Items 3 and 6 below.

CUSIP No. 16942H109	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON PN, HC

*	See Items 3 and 6 below.

CUSIP No. 16942H109	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON OO, BD

*	See Items 3 and 6 below.

CUSIP No. 16942H109	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,465,537 shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99 percent*
14	TYPE OF REPORTING PERSON IN, HC

*	See Items 3, 5 and 6 below.

CUSIP No. 16942H109	Page 9 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, no par value (the "Common Shares"), of China Shen Zhou Mining & Resources, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at No. 166 Fushi Road, Zeyang Tower, Suite 305, Shijingshan District, Beijing, China 100043, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this Schedule 13D are Citadel Investment Group, L.L.C., a Delaware limited liability company ("CIG"), Citadel Limited Partnership, a Delaware limited partnership ("CLP"), Citadel Equity Fund Ltd., a Cayman Islands company ("CEF"), Citadel Investment Group II, L.L.C., a Delaware limited liability company ("CIG-II"), Citadel Holdings I LP, a Delaware limited partnership ("CH-I"), Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), and Kenneth Griffin, a natural person ("Griffin" and, together with CLP, CIG, CEF, CIG-II, CH-I and CDG, the "Reporting Persons").

CIG provides general administrative and investment-related services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Exhibit 99.2 attached hereto.

CLP provides portfolio management services to investment funds. CLP is the managing member of Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager for CEF and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for each such entity.

CEF is a private investment fund and a wholly-owned subsidiary of Citadel Holdings Ltd., a Cayman Islands company ("CH"). CH is a subsidiary of CW and CKGSF. CW and CKGSF are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Exhibit 99.2 attached hereto. Neither CW, CKGSF nor CH has control over the voting or disposition of securities held by CEF.

CIG-II is the general partner of CH-I.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG-II is set forth on Exhibit 99.2 attached hereto.

CH-I is the non-member manager of CDG and, in such capacity, makes all of the investment decisions for CDG.

CDG is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis.  Citadel Derivatives Group Investors LLC, a Delaware limited liability company ("CDGI") and CLP Holdings II LLC, a Delaware limited liability company ("CLP II Holdings"), are the owners of CDG.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Exhibit 99.2 attached hereto.  Neither CDGI nor CLP Holdings II has control over the voting or disposition of securities held by CDG.

CUSIP No. 16942H109	Page 10 of 14 Pages

Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CIG. Griffin is a United States citizen.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons and, to the best of each of the Reporting Persons' knowledge, none of the executive officers or directors listed on Exhibit 99.2 attached hereto has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons and, to the best of each of the Reporting Persons' knowledge, none of the executive officers or directors listed on Exhibit 99.2 attached hereto has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons beneficially own 2,428 Common Shares and $28,000,000 in principal face amount of the Issuer's 6.75% Senior Convertible Notes Due 2012 (the "Notes").  The Notes would be convertible into 12,444,444 Common Shares (the "Note Shares") but for the limitation set forth in the remainder of this paragraph. The Notes were issued under an Indenture between the Issuer and The Bank of New York, as indenture trustee, dated December 27, 2006 (as amended or supplemented, the "Indenture").  The number of shares reported as beneficially owned by the Reporting Persons is equal to 2,465,537, or 9.99% of the issued and outstanding shares of the Common Shares,1 because pursuant to the First Supplemental Indenture, dated May 17, 2007, in no event are the Reporting Persons entitled to convert any portion of the Notes for any number of Note Shares that, upon giving effect to such conversion, would cause the aggregate number of Common Shares owned by the Reporting Persons and its affiliates to exceed 9.99% of the outstanding Common Shares immediately after giving effect to such conversion.

The Reporting Persons utilized available cash assets in the aggregate amount of $7.28 million to acquire the Notes from a securities dealer in a privately negotiated transaction on November 28, 2008.2  Funds for the purchase of such Notes were derived from general working capital of the Reporting Persons.  For purposes of the Reporting Persons, "general working capital" includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Notes (and beneficial ownership of the Note Shares into which the Notes may be convertible) for investment purposes.  As described in Item 6 below, the Issuer and the Pledgors (defined below) are presently in default under the Notes and the Indenture, entitling the holders of the Notes to, inter alia, (i) request that the trustee under the Indenture formally notify the Issuer of such default or to give such notice to the Issuer themselves (which default would become an "Event of Default" under the Indenture upon 14 days written notice to the Issuer), and (ii) upon an Event of Default, accelerate the obligations under the Notes.  Therefore, as a result of the default and the acquisition of the Notes, the Reporting Persons may also be deemed to be the beneficial owners of the Pledged Shares (defined below).

[1]	The number of beneficially owned shares reported here does not include the Pledged Shares. See notes 3 and 4 below.

[2]
The Reporting Persons originally acquired the Notes from the Issuer in a privately negotiated transaction on December 27, 2006.  On January 28, 2008, the Reporting Persons sold the Notes to a securities dealer in a privately negotiated transaction and at the same time entered into a total return swap with such dealer.  Simultaneously with the acquisition of the Notes reported in this Schedule 13D, the aforementioned total return swap was terminated.

CUSIP No. 16942H109	Page 11 of 14 Pages

The Reporting Persons have not asked the trustee under the Indenture to declare a default or event of default under the Indenture nor formally notified the Issuer of such default themselves nor asked the collateral agent to take any actions as a secured creditor with respect to the Pledged Shares.  However, the Reporting Persons have had (and are likely to continue to have) discussions with the Issuer, management, the Board of Directors, potential strategic partners of or investors in the Issuer and/or others, which discussions could result in the actions described in paragraphs (a) to (j) of Item 4 of Schedule 13D, including specifically but not limited to:

(a)	the disposition of the Reporting Persons' securities of the Issuer, including the Notes;

(b)	the collection of amounts owed to the Reporting Persons under the Notes and/or the exercise of rights with respect to the pledge of the Pledged Shares;

(c)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation; and/or

(d)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries.

The Reporting Persons intend to review on a continuing basis the investments they have in the Issuer, any plans proposed by the Issuer with respect to repayment of the Notes and all remedies and alternatives that the Reporting Persons have with respect to the Notes, the Pledged Shares and any Common Shares they may own.  There is no assurance that the Reporting Persons will take any such actions nor that the discussions described above will lead to any formal plans or proposals of types discussed.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (the "Lenders") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements.  If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)   Number of shares:   2,465,537 shares3
Percentage of shares:  9.99%4

[3]
The number of beneficially owned shares reported here does not include the Pledged Shares.  If the Reporting Persons are deemed to beneficially own the Pledged Shares, they would have beneficial ownership of 16,789,428 (the total number of Pledged Shares plus the Common Shares owned outright) and none of the Notes would be presently convertible.  See also Item 3 above and Item 6 below.

[4]
According to the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008, there were 22,214,514 Common Shares issued and outstanding as of November 10, 2008.  The percentage beneficially owned reported here does not include the Pledged Shares.  If the Reporting Persons are deemed to beneficially own the Pledged Shares, they would have beneficial ownership of 75.6 percent of the shares outstanding (the total number of Pledged Shares as a percent of the shares outstanding) and none of the Notes would be presently convertible.  See also Item 3 above and Item 6 below.

CUSIP No. 16942H109	Page 12 of 14 Pages

(b)   Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,465,537 shares5
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,465,537 shares6

(c)           The table attached hereto as Exhibit 99.3 lists the transactions effected by the Reporting Persons in the Common Shares during the last 60 days (other than the transactions described in Item 3 above).  All of the transactions summarized in Exhibit 99.3 were open market transactions and were effected in the capacity as a market maker.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

At the time that the Indenture was entered into and the Notes were issued, Ms. Yu Xiao Jing and Mr. Xu Xue Ming (collectively, the "Pledgors") entered into a pledge agreement with The Bank of New York, as collateral agent (the "Pledge Agreement") pursuant to which they pledged, respectively 14,917,000 and 1,870,000 Common Shares of the Issuer (the "Pledged Shares").  The pledge of the Common Shares under the Pledge Agreement was as security for the obligations of the Issuer and the Pledgors under the Notes and the Indenture.  The Indenture includes various affirmative and negative covenants, including a requirement that the Issuer achieve certain EBITDA targets by certain dates; if the Issuer fails to meet those EBITDA targets for two quarters, it constitutes a default under the Indenture.

On August 14, 2008, the Issuer filed a Form 10-Q with the Securities and Exchange Commission that included reporting of EBITDA for the quarter ended June 30, 2008 that constituted the second quarterly failure to achieve the EBITDA targets mandated by the Indenture.  As secured creditors with respect to the Pledged Shares, the Reporting Persons may be deemed to beneficially own the Common Shares pledged under the Pledge Agreement if the Issuer and/or the Pledgors are in default.

Except as otherwise set forth in this Item 6 and in Items 2 and 7, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

[5]	See Note 3 above.

[6]	See Note 3 above.

CUSIP No. 16942H109	Page 13 of 14 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement for Schedule 13D

Exhibit 99.2:	Information concerning Directors and Officers

Exhibit 99.3:	Transaction Listing Required by Item 5(c)

Exhibit 99.4:
Notes Purchase Agreement, by and between China Shen Zhou Mining & Resources, Inc. and Citadel Equity Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006)

Exhibit 99.5:
Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 29, 2006)

Exhibit 99.6:	Pledge Agreement, by and between Ms. Yu Xiao Jing and Mr. Xu Xue Ming, as pledgors, and The Bank of New York, as Collateral Agent

Exhibit 99.7:	First Supplemental Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee

Exhibit 99.8
Financing Letter Agreement, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and Citadel Equity Fund Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on October 4, 2007)

Exhibit 99.9
Second Supplemental Indenture, by and between China Shen Zhou Mining & Resources, Inc., as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on October 4, 2007)

CUSIP No. 16942H109	Page14 of 14 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of December, 2008

CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

*
John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.